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Exhibit 21.1

List of Subsidiaries

        At the time of this offering, the following entities will become subsidiaries of Duff & Phelps Corporation.

Name	Jurisdiction of Incorporation or Organization
Duff & Phelps Acquisitions, LLC	Delaware
Chanin Capital Partners LLC	California
Duff & Phelps, LLC	Delaware
Chanin Capital LLC	California
Chanin & Company LLC	California
Chanin Advisors LLC	California
Duff & Phelps Securities, Ltd.	England and Wales
Duff & Phelps GmbH	Germany
Duff & Phelps, Ltd.	England and Wales
Duff & Phelps Securities, LLC	Delaware
Duff & Phelps Equity, LLC	Delaware
D&P Netherlands Holdings, LLC	The Netherlands
Duff & Phelps, K.K.	Japan
Duff & Phelps, BV	The Netherlands
Duff & Phelps SAS	France
Duff & Phelps Switzerland GmbH	Switzerland

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List of Subsidiaries